FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         May, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 20th day of May, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

VANCOUVER, B.C., May 20, 2005 — Clearly Canadian Beverage Corporation (OTCBB:CCBEF) today reported unaudited consolidated financial results for its first fiscal quarter ended March 31, 2005. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS.)

Net loss from operations for the three months ended March 31, 2005 was $881,000 or $0.85 per share (per share figures have been adjusted to reflect the 10:1 consolidation which was completed subsequent to the quarter end) on a basic and diluted basis on sales revenues of $1,728,000, compared to a loss of $497,000 or $0.71 per share on a basic and diluted basis on sales revenues of $2,934,000 for the three months ended March 31, 2004. Operating loss (Gross Profit less Selling, General and Administrative expenses) for the three months ended March 31, 2005 was $738,000 or $0.71 per share compared to $430,000 or $0.61 per share for the three months ended March 31, 2004. The Company attributes the decline in sales to working capital constraints that prevented the Company from providing more funding for field marketing activities and sales drives in the first quarter.

In the first quarter, the Company completed certain additional debt and equity financing that facilitated some of the Company’s more immediate working capital needs. However, in order to successfully and effectively complete the implementation of the Company’s corporate restructuring plan, significant additional funding was necessary. Subsequent to the first quarter ending, Clearly Canadian held its annual and special general meeting on April 29, 2005 and presented a corporate restructuring and financing plan to shareholders. The resolutions put forth at the meeting were favourably passed by the shareholders and, in light of such shareholder approval, the Company is now proceeding with matters related to completing its transactions involving BG Capital Group Ltd. and Standard Securities Corporation as announced in previous news releases.

“We believe that our current financial restructuring will place Clearly Canadian on a more solid foundation to move forward as a competitive player in the alternative beverage industry. Upon completion of the anticipated equity financings, Clearly Canadian will be in a position to implement strategic regional marketing and sales programs and to build our inventory base to support our more aggressive selling efforts,” said Douglas L. Mason, President and C.E.O. of Clearly Canadian Beverage Corporation. “In the second quarter, we will concentrate on expanding availability of brand Clearly Canadian by working closely with our distributor network in a collaborative effort to develop additional focus on the brand and open new accounts. These efforts will be complemented by the hiring of Area Market Specialists in key selling regions across the United States, whose role is to increase distribution of brand Clearly Canadian and to provide brand building support at the selling level within the Company’s distribution network in an effort to promote increased sell through and sales volume,” said Mason.

Selling, general and administrative expenses from operations were $1,274,000 for the first quarter ended March 31, 2005 compared to $1,303,000 for the same period in 2004. The Company is continuing to closely control its spending in many areas of selling, general and administrative expenses.

Gross profit margins from operations were 31.0% for the three months ended March 31, 2005 compared with 29.8% for the corresponding period in 2004. This represents gross profit of $536,000 for the three months ended March 31, 2005 compared to $873,000 for the corresponding period in 2004. The increase in gross profit margin in 2005 is attributable for the most part to a change in the Company’s sales mix, with a higher percentage of total sales being from its private label and oxygenated water segments (as compared to the first quarter of 2004, which included sales from its Reebok brands during its sell off period with lower gross profit margins).

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage, which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

“Douglas L. Mason” Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications
(e-mail: vsamson@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.

CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2005 AND DECEMBER 31, 2004
(in thousands of United States dollars, except where indicated)

	Unaudited March 31 2005 $	December 31 2004 $

Assets

Current assets
Cash and equivalents	75	78
Accounts receivable	1,043	600
Inventories	700	524
Prepaid expenses, deposits and other assets	179	167

	1,997	1,369

Long-term investments	29	29
Assets held for sale	413	415
Property, plant and equipment	2,209	2,252
Prepaid contracts	89	116

	4,737	4,181

Liabilities

Current liabilities
Bank indebtedness	522	272
Accounts payable and accrued liabilities	3,956	4,150
Customer deposits	50	69
Short term debt	2,540	1,248

	7,068	5,739

Long-term debt	1,955	1,957

	9,023	7,696

Shareholders' Equity

Capital stock
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each

Issued
10,803,682 (2004 - 10,338,682) common shares
without par value

Outstanding
10,430,682 (2004 - 9,965,682) common shares
without par value	58,687	58,590

Warrants
815,000 (2004 - 815,000)	165	165

Options
1,694,336 (2004 - 1,694,336)	36	36
Equity component of convertible debenture	26	26
Contributed surplus	810	810
Cumulative translation adjustment	(1,240)	(1,253)
Deficit	(62,770)	(61,889)

	(4,286)	(3,515)

	4,737	4,181

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(in thousands of United States dollars, except where indicated)

	Unaudited March 31 2005 $	December 31 2004 $

Sales	1,728	2,934

Cost of sales	1,192	2,061

Gross profit	536	873

Expenses
General and administrative expenses	632	608
Selling expenses	642	695
Amortization of property, plant and equipment	32	31
Other expense	27	6
Financing costs	46	--
Interest on short-term debt	50	17
Interest on long-term debt	14	13
Royalty revenue	(26)	--

	1,417	1,370

Loss before income taxes	(881)	(497)

Provision for income taxes	--	--

Loss for the period	(881)	(497)

Deficit - Beginning of period	(61,889)	(56,280)

Prior period adjustments
Adoption of new accounting standards	--	(523)

Deficit - End of period	(62,770)	(57,300)

Basic and diluted (loss) earnings per share (post
consolidated)	(0.85)	(0.71)

Weighted average shares outstanding (post consolidated)	1,035,835	699,151